UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

Commission File No.: 1-11130

(Translation of registrant’s name into English)

3, avenue Octave Gréard 75007 Paris — France

(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Alcatel-Lucent agrees to sell LGS Innovations LLC, its US Federal Government-serving subsidiary, to Madison Dearborn Partners and CoVant

Transaction contributes to Alcatel-Lucent’s Shift Plan commitment to selling selective assets

Paris, France/Chicago, Illinois, December 20, 2013 - Alcatel-Lucent (Euronext Paris and NYSE: ALU) announced today that it has signed a definitive agreement for the sale of its subsidiary, LGS Innovations LLC, to a US-based company owned by a Madison Dearborn Partners-led investor group that includes CoVant.

The divestment forms part of the commitments outlined by Alcatel-Lucent in The Shift Plan. Announced in June the plan set out the strategy to reposition the company as a specialist in IP Networking and Ultra-Broadband Access, while reducing its fixed cost structure by Euro 1 billion and making selective asset sales to generate at least Euro 1 billion by the end of 2015.

The cash transaction agreed between Alcatel-Lucent and the Madison Dearborn/CoVant group will comprise a total amount of up to USD$ 200 million, of which 50 per cent will be paid at closing, and up to 50 per cent in a subsequent variable component to be determined on the divested company’s results of operations for the 2014 fiscal year. Closing of the transaction is subject to certain conditions, including US Government approvals, and is targeted to occur in the first quarter of 2014.

Michel Combes, CEO of Alcatel-Lucent, said: “We have, under The Shift Plan, made a firm commitment to divesting assets as and when the right opportunity arises for Alcatel-Lucent, and for the assets themselves. Today’s agreement with Madison Dearborn and CoVant represents the right opportunity for Alcatel-Lucent and LGS Innovations. We wish the LGS team well as they start a new chapter in their long and trusted service to the US Federal Government.”

LGS Innovations provides secure networking, satellite communications, VoIP, optical routers and other solutions for the US national security, defense, and advanced research communities, and has a heritage as a trusted partner of the US Federal Government extending back over 60 years.

Madison Dearborn is a leading private equity firm that invests across a broad spectrum of industries, including business and government services, while CoVant is a holding company focused on acquiring and growing companies in the federal technology solutions marketplace.

“LGS Innovations is a highly attractive business and we’re pleased to have the opportunity to evolve the company,” commented Doug Grissom, a managing director at Madison Dearborn and head of the firm’s Business and Government Services team. “We look forward to partnering with the management team and CoVant to the benefit of LGS Innovations LLC’s customers and employees.”

Joseph Kampf, CEO of CoVant, and the former CEO of Anteon International and current board director of A-T Solutions said: “We plan to capitalize on LGS Innovations’ competitive positioning and work to expand its presence within the US Government and drive its revenue by broadening its customer base, products, and solutions.”

ABOUT MADISON DEARBORN PARTNERS

Madison Dearborn Partners, based in Chicago, is a leading private equity investment firm in the United States. Since Madison Dearborn’s formation in 1992, the firm has raised six funds with aggregate capital of over $18 billion and has completed approximately 125 investments. Madison Dearborn invests in businesses across a broad spectrum of industries, including business and government services; basic industries; consumer; financial and transaction services; health care; and telecom, media and technology services. Its noteworthy investments include Aderant, Asurion, Cbeyond, Fieldglass, Intelsat, NextG Networks, QuickPlay Media, @stake, and Stericycle. For more information, please visit www.mdcp.com.

ABOUT COVANT

Founded by former executives of Anteon International, CoVant focuses on acquiring and growing companies in the federal technology solutions marketplace. With an experienced team of business executives and a respected board of former government and military leaders, CoVant delivers a unique and highly strategic approach to maximizing company growth and value. Visit www.covant.com for more information.

PRESS CONTACT FOR MADISON DEARBORN PARTNERS AND COVANT

CHUCK DOHRENWEND, ABERNATHY MacGREGOR, cod@abmac.com, +1 212 371 5999

ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

Alcatel-Lucent is at the forefront of global communications, providing products and innovations in IP and cloud networking, as well as ultra-broadband fixed and wireless access to service providers and their customers, enterprises and institutions throughout the world.

Underpinning Alcatel-Lucent in driving the industrial transformation from voice telephony to high-speed digital delivery of data, video and information is Bell Labs, an integral part of Alcatel-Lucent and one of the world’s foremost technology research institutes, responsible for countless breakthroughs that have shaped the networking and communications industry. Alcatel-Lucent innovations have resulted in the company being recognized by Thomson Reuters as a Top 100 Global Innovator, as well as being named by MIT Technology Review as amongst 2012’s Top 50 “World’s Most Innovative Companies”. Alcatel-Lucent has also been recognized for innovation in sustainability, being named Industry Group Leader for Technology Hardware & Equipment sector in the 2013 Dow Jones Sustainability Indices review for making global communications more sustainable, affordable and accessible, all in pursuit of the company’s mission to realize the potential of a connected world.

With revenues of Euro 14.4 billion in 2012, Alcatel-Lucent is listed on the Paris and New York stock exchanges (Euronext and NYSE: ALU). The company is incorporated in France and headquartered in Paris.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS

SIMON POULTER	simon.poulter@alcatel-lucent.com	T : +33 (0)1 40 76 50 84
VALERIE LA GAMBA	valerie.la_gamba@alcatel-lucent.com	T : +33 (0)1 40 76 49 91

ALCATEL-LUCENT INVESTOR RELATIONS

MARISA BALDO	marisa.baldo@alcatel-lucent.com	T : + 33 (0) 1 4076 1120
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T : + 1 908-582-7998
CORALIE SPAETER	coralie.spaeter@alcatel-lucent.com	T : +33 (0)1 40 76 49 08

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Except for historical information, all other information in this press release consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the approval of the transaction by the U.S. Federal Government, the closing of the transaction, the total proceeds to be received by Alcatel-Lucent from the sale of LGS and the future of the LGS and Alcatel-Lucent businesses. Words such as “flourish,” “opportunity” “challenges”, “enjoy” “position”, variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties are based upon a number of important factors including, among others: our ability to obtain the necessary regulatory approvals and close the described transaction, to maintain our level of business with the U.S Government and other factors related to our ongoing operations. For a more complete list and description of the risks and uncertainties Alcatel-Lucent faces, refer to Alcatel-Lucent’s Annual Report on Form 20-F for the year ended December 31, 2012, as well as other filings by Alcatel-Lucent with the French Autorité des marchés financiers and the US Securities and Exchange Commission. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this presentation, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 20, 2013	Alcatel Lucent

	By:	/s/ Jean Raby
	Name:	Jean Raby
	Title:	Chief Financial and Legal Officer